Exhibit 22

The following subsidiary of Kimco Realty Corporation (“Kimco”) will be (i) the issuer of debt securities under the indenture to be entered into among Kimco, as guarantor, and the subsidiary listed below and (ii) the guarantor of debt securities under the indenture to be entered into among Kimco, as issuer, and the subsidiary listed below.

Subsidiary	Jurisdiction of Organization

Kimco Realty OP. LLC	Delaware